SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 10 April, 2018

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Director/PDMR Shareholding dated 06 March 2018
Exhibit 1.2	Transaction in Own Shares dated 08 March 2018
Exhibit 1.3	Transaction in Own Shares dated 09 March 2018
Exhibit 1.4	Transaction in Own Shares dated 13 March 2018
Exhibit 1.5	Director/PDMR Shareholding dated 13 March 2018
Exhibit 1.6	Transaction in Own Shares dated 14 March 2018
Exhibit 1.7	Transaction in Own Shares dated 15 March 2018
Exhibit 1.8	Transaction in Own Shares dated 20 March 2018
Exhibit 1.9	Transaction in Own Shares dated 21 March 2018
Exhibit 1.10	Director/PDMR Shareholding dated 22 March 2018
Exhibit 1.11	BP Annual Report and Form 20-F 2017 dated 29 March 2018
Exhibit 1.12	Total Voting Rights dated 03 April 2018
Exhibit 1.13	BP p.l.c. Notice of Annual General Meeting 2018 dated 05 April 2018
Exhibit 1.14	Director/PDMR Shareholding dated 05 April 2018
Exhibit 1.15	Director/PDMR Shareholding dated 06 April 2018

Exhibit 1.1

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Horace Lamar McKay
2	Reason for the notification
a)	Position/status	Deputy Chief Executive Officer / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Shares (each representing 6 ordinary shares of $0.25) US0556221044
b)	Nature of the transaction	Vesting of restricted share units awarded pursuant to the BP Restricted Share Plan II in 2015 and the restricted shares awarded on a matched basis are subject to a further three year retention period.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$38.84	13,255	Vested shares
		$38.84	13,263	Vested shares
		$38.84	13,255	Vested and restricted shares
		$38.84	13,255	Vested and restricted shares
d)	Aggregated information - Volume - Price - Total	53,028 $38.84 $2,059,607.52
e)	Date of the transaction	2 March 2018
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.2

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2017 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	08 March 2018
Number of Shares purchased:	1,000,000
Highest price paid per Share (pence):	475.6500
Lowest price paid per Share (pence):	471.3000
Volume weighted average price paid per Share (pence):	473.3866

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Barclays Capital Securities Limited (intermediary code: BARCGBN1) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 496 4962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	473.3866	1,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1906H_-2018-3-8.pdf

Exhibit 1.3

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2017 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	09 March 2018
Number of Shares purchased:	1,500,000
Highest price paid per Share (pence):	479.2000
Lowest price paid per Share (pence):	474.9000
Volume weighted average price paid per Share (pence):	476.8910

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Barclays Capital Securities Limited (intermediary code: BARCGBN1) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 496 4962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	476.8910	1,500,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3284H_-2018-3-9.pdf

  Exhibit 1.4

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2017 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	13 March 2018
Number of Shares purchased:	1,000,000
Highest price paid per Share (pence):	483.0000
Lowest price paid per Share (pence):	473.3500
Volume weighted average price paid per Share (pence):	478.7410

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Barclays Capital Securities Limited (intermediary code: BARCGBN1) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 496 4962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	478.7410	1,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6194H_-2018-3-13.pdf

 Exhibit 1.5

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Brian Gilvary
2	Reason for the notification
a)	Position/status	Chief Financial Officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.782	65
d)	Aggregated information - Volume - Price - Total	65 £4.782 £310.83
e)	Date of the transaction	12 March 2018
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief Executive Upstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.782	65
d)	Aggregated information - Volume - Price - Total	65 £4.782 £310.83
e)	Date of the transaction	12 March 2018
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.6

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2017 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	14 March 2018
Number of Shares purchased:	500,000
Highest price paid per Share (pence):	474.6500
Lowest price paid per Share (pence):	464.1000
Volume weighted average price paid per Share (pence):	469.9986

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Barclays Capital Securities Limited (intermediary code: BARCGBN1) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 496 4962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	469.9986	500,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7630H_-2018-3-14.pdf

Exhibit 1.7

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2017 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	15 March 2018
Number of Shares purchased:	500,000
Highest price paid per Share (pence):	467.3000
Lowest price paid per Share (pence):	463.6000
Volume weighted average price paid per Share (pence):	465.4936

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Barclays Capital Securities Limited (intermediary code: BARCGBN1) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 496 4962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	465.4936	500,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9052H_-2018-3-15.pdf

Exhibit 1.8

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2017 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	20 March 2018
Number of Shares purchased:	500,000
Highest price paid per Share (pence):	465.4500
Lowest price paid per Share (pence):	456.7000
Volume weighted average price paid per Share (pence):	461.6009

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Barclays Capital Securities Limited (intermediary code: BARCGBN1) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 496 4962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	461.6009	500,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3573I_-2018-3-20.pdf

Exhibit 1.9

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2017 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	21 March 2018
Number of Shares purchased:	500,000
Highest price paid per Share (pence):	473.0500
Lowest price paid per Share (pence):	460.4500
Volume weighted average price paid per Share (pence):	465.5455

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Barclays Capital Securities Limited (intermediary code: BARCGBN1) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 496 4962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	465.5455	500,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5126I_-2018-3-21.pdf

Exhibit 1.10

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mehmet Tufan Erginbilgic
2	Reason for the notification
a)	Position/status	Chief Executive Downstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction
Restricted share units acquired pursuant to the BP Share Value Plan.A proportion of this award is subject to performance conditions over a three year performance period, after which the restricted share units are expected to vest.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.0004	308,030
d)	Aggregated information - Volume - Price - Total	308,030 £5.0004 £1,540,273.21
e)	Date of the transaction	20 March 2018
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief Executive Upstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction
Restricted share units acquired pursuant to the BP Share Value Plan.A proportion of this award is subject to performance conditions over a three year performance period, after which the restricted share units are expected to vest.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.0004	296,680
d)	Aggregated information - Volume - Price - Total	296,680 £5.0004 £1,483,518.67
e)	Date of the transaction	20 March 2018
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief Executive Upstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Restricted share units acquired pursuant to the BP Restricted Share Plan II. 50% of this award vests after 2 years with the remaining 50% vesting after 4 years.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.7812	209,154
d)	Aggregated information - Volume - Price - Total	209,154 £4.7812 £1,000,007.10
e)	Date of the transaction	20 March 2018
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Horace Lamar McKay
2	Reason for the notification
a)	Position/status	Deputy Chief Executive Officer / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Shares (each representing 6 ordinary shares of $0.25) US0556221044
b)	Nature of the transaction
Restricted share units acquired pursuant to the BP Share Value Plan.A proportion of this award is subject to performance conditions over a three year performance period, after which the restricted share units are expected to vest.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$39.8322	71,195
d)	Aggregated information - Volume - Price - Total	71,195 $39.8322 $2,835,853.48
e)	Date of the transaction	20 March 2018
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Horace Lamar McKay
2	Reason for the notification
a)	Position/status	Deputy Chief Executive Officer / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Shares (each representing 6 ordinary shares of $0.25) US0556221044
b)	Nature of the transaction	Restricted share units acquired pursuant to the BP Restricted Share Plan II. This award vests after 3 years.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$39.9621	45,043
d)	Aggregated information - Volume - Price - Total	45,043 $39.9621 $1,800,012.87
e)	Date of the transaction	20 March 2018
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.11

BP P.L.C. ANNUAL FINANCIAL REPORT - DTR 6.3.5 DISCLOSURE

BP p.l.c. ('the Company')

The Company announces that the BP Annual Report and Form 20-F 2017 has been published. This document is publicly available via a direct link at www.bp.com/annualreport. This follows the release on 6 February 2018 of the Company's unaudited Fourth Quarter and Full Year 2017 results announcement (the 'Preliminary Announcement').

In compliance with 9.6.1 of the Listing Rules, on 29 March 2018 the Company submitted a copy of the BP Annual Report and Form 20-F 2017 to the National Storage Mechanism.

This document will shortly be available for inspection at http://www.morningstar.co.uk/uk/NSM

The BP Annual Report and Form 20-F 2017 will be delivered to the Registrar of Companies in due course and copies of this document may also be obtained from:

The Company Secretary's Office

BP p.l.c.

1 St James's Square

London

SW1Y 4PD

Tel: +44 (0)20 7496 4000

The Disclosure Guidance and Transparency Rules (DTR) require that an announcement of the publication of an Annual Report should include the disclosure of such information from the Annual Report as is of a type that would be required to be disseminated in a Half-yearly Report in compliance with the DTR 6.3.5(2) disclosure requirement. Accordingly the following disclosures are made in the Appendices below. References to page numbers and notes to the accounts made in the following Appendices, refer to page numbers and notes to the accounts in the BP Annual Report and Form 20-F 2017. This announcement should be read in conjunction with, and is not a substitute for reading, the full BP Annual Report and Form 20-F 2017.

The extracts from BP Annual Report and Form 20-F 2017 included in this announcement contain certain forecasts, projections and forward-looking statements - that is, statements related to future, not past events and circumstances  - with respect to the financial condition, results of operations and businesses of BP and certain of the plans and objectives of BP with respect to these items. These statements may generally, but not always, be identified by the use of words such as 'will', 'expects', 'is expected to', 'aims', 'should', 'may', 'objective', 'is likely to', 'intends', 'believes', 'anticipates', 'plans', 'we see' or similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside of the control of BP. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including the specific factors identified in the discussions accompanying such forward-looking statements and other factors discussed elsewhere in BP Annual Report and Form 20-F 2017.

APPENDIX A - AUDIT REPORTS

Audited financial statements for 2017 are contained in the BP Annual Report and Form 20-F 2017. The Independent Auditor's Report on the consolidated financial statements is set out in full on pages 116-122 of the BP Annual Report and Form 20-F 2017. The Independent Auditor's Report on the consolidated financial statements is unqualified and does not contain any statements under section 498(2) or section 498(3) of the Companies Act 2006.

APPENDIX B - DIRECTORS' RESPONSIBILITY STATEMENT

The following statement is extracted in full and is unedited text from page 113 of the BP Annual Report and Form 20-F 2017. This statement relates solely to the BP Annual Report and Form 20-F 2017 and is not connected to the extracted information set out in this announcement or the Preliminary Announcement.

Directors' responsibility statement

The directors confirm that to the best of their knowledge:

●       The consolidated financial statements, prepared in accordance with IFRS as issued by the IASB, IFRS as adopted by the EU and in accordance with the provisions of the Companies Act 2006, give a true and fair view of the assets, liabilities, financial position and profit or loss of the group.

●       The parent company financial statements, prepared in accordance with United Kingdom generally accepted accounting practice, give a true and fair view of the assets, liabilities, financial position, performance and cash flows of the company.

●       The management report, which is incorporated in the strategic report and directors' report, includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal risks and uncertainties that they face.

C-H Svanberg

Chairman

29 March 2018

APPENDIX C - RISKS AND UNCERTAINITIES

The principal risks and uncertainties relating to the Company are set out on pages 57-58 of the BP Annual Report and Form 20-F 2017. The following is extracted in full and unedited text from the BP Annual Report and Form 20-F 2017:

Risk factors
The risks discussed below, separately or in combination, could have a material adverse effect on the implementation of our strategy, our business, financial performance, results of operations, cash flows, liquidity, prospects, shareholder value and returns and reputation.

Strategic and commercial risks
Prices and markets - our financial performance is impacted by fluctuating prices of oil, gas, refined products, technological change, exchange rate fluctuations, and the general macroeconomic outlook.

Oil, gas and product prices are subject to international supply and demand and margins can be volatile. Political developments, increased supply from new oil and gas sources, technological change, global economic conditions and the influence of OPEC can impact supply and demand and prices for our products. Decreases in oil, gas or product prices could have an adverse effect on revenue, margins, profitability and cash flows. If significant or for a prolonged period, we may have to write down assets and re-assess the viability of certain projects, which may impact future cash flows, profit, capital expenditure ★ and ability to maintain our long-term investment programme. Conversely, an increase in oil, gas and product prices may not improve margin performance as there could be increased fiscal take, cost inflation and more onerous terms for access to resources. The profitability of our refining and petrochemicals activities can be volatile, with periodic over-supply or supply tightness in regional markets and fluctuations in demand.

Exchange rate fluctuations can create currency exposures and impact underlying costs and revenues. Crude oil prices are generally set in US dollars, while products vary in currency. Many of our major project ★ development costs are denominated in local currencies, which may be subject to fluctuations against the US dollar.

Access, renewal and reserves progression - our inability to access, renew and progress upstream resources in a timely manner could adversely affect our long-term replacement of reserves.

Delivering our group strategy depends on our ability to continually replenish a strong exploration pipeline of future opportunities to access and produce oil and natural gas. Competition for access to investment opportunities, heightened political and economic risks in certain countries where significant hydrocarbon basins are located and increasing technical challenges and capital commitments may adversely affect our strategic progress. This, and our ability to progress upstream resources and sustain long-term reserves replacement, could impact our future production and financial performance.

Major project delivery - failure to invest in the best opportunities or deliver major projects successfully could adversely affect our financial performance.

We face challenges in developing major projects, particularly in geographically and technically challenging areas. Operational challenges and poor investment choice, efficiency or delivery at any major project that underpins production or production growth could adversely affect our financial performance.

Geopolitical - exposure to a range of political developments and consequent changes to the operating and regulatory environment could cause business disruption.

We operate and may seek new opportunities in countries and regions where political, economic and social transition may take place. Political instability, changes to the regulatory environment or taxation, international sanctions, expropriation or nationalization of property, civil strife, strikes, insurrections, acts of terrorism and acts of war may disrupt or curtail our operations or development activities. These may in turn cause production to decline, limit our ability to pursue new opportunities, affect the recoverability of our assets or cause us to incur additional costs, particularly due to the long-term nature of many of our projects and significant capital expenditure required.

Events in or relating to Russia, including trade restrictions and other sanctions, could adversely impact our income and investment in or relating to Russia. Our ability to pursue business objectives and to recognize production and reserves relating to these investments could also be adversely impacted.

Liquidity, financial capacity and financial, including credit, exposure - failure to work within our financial framework could impact our ability to operate and result in financial loss.

Failure to accurately forecast or work within our financial framework could impact our ability to operate and result in financial loss. Trade and other receivables, including overdue receivables, may not be recovered and a substantial and unexpected cash call or funding request could disrupt our financial framework or overwhelm our ability to meet our obligations.

An event such as a significant operational incident, legal proceedings or a geopolitical event in an area where we have significant activities, could reduce our credit ratings. This could potentially increase financing costs and limit access to financing or engagement in our trading activities on acceptable terms, which could put pressure on the group's liquidity. Credit rating downgrades could also trigger a requirement for the company to review its funding arrangements with the BP pension trustees and may cause other impacts on financial performance. In the event of extended constraints on our ability to obtain financing, we could be required to reduce capital expenditure or increase asset disposals in order to provide additional liquidity. See Liquidity and capital resources on page 251 and Financial statements - Note 27.

Joint arrangements and contractors - varying levels of control over the standards, operations and compliance of our partners, contractors and sub-contractors could result in legal liability and reputational damage.

We conduct many of our activities through joint arrangements ★ , associates ★ or with contractors and sub-contractors where we may have limited influence and control over the performance of such operations. Our partners and contractors are responsible for the adequacy of the resources and capabilities they bring to a project. If these are found to be lacking, there may be financial, operational or safety risks for BP. Should an incident occur in an operation that BP participates in, our partners and contractors may be unable or unwilling to fully compensate us against costs we may incur on their behalf or on behalf of the arrangement. Where we do not have operational control of a venture, we may still be pursued by regulators or claimants in the event of an incident.

Digital infrastructure and cyber security - breach of our digital security or failure of our digital infrastructure including loss or misuse of sensitive information could damage our operations, increase costs and damage our reputation.

The oil and gas industry is subject to fast-evolving risks from cyber threat actors, including nation states, criminals, terrorists, hacktivists and insiders. A breach or failure of our digital infrastructure - including control systems - due to breaches of our cyber defences, or those of third parties, negligence, intentional misconduct or other reasons, could seriously disrupt our operations. This could result in the loss or misuse of data or sensitive information, injury to people, disruption to our business, harm to the environment or our assets, legal or regulatory breaches and legal liability. Furthermore, the rapid detection of attempts to gain unauthorized access to our digital infrastructure, often through the use of sophisticated and co-ordinated means, is a challenge and any delay or failure to detect could compound these potential harms. These could result in significant costs including the cost of remediation or reputational consequences.

Climate change and the transition to a lower carbon economy - policy, legal, regulatory, technology and market change related to the issue of climate change could increase costs, reduce demand for our products, reduce revenue and limit certain growth opportunities.

Changes in laws, regulations, policies, obligations, social attitudes and customer preferences relating to the transition to a lower carbon economy could have a cost impact on our business, including increasing compliance and litigation costs, and could impact our strategy. Such changes could lead to constraints on production and supply and access to new reserves. Technological improvements or innovations that support the transition to a lower carbon economy, and customer preferences or regulatory incentives related to such changes that alter fuel or power choices, such as towards low emission energy sources, could impact demand for oil and gas. Depending on the nature and speed of any such changes and our response, this could adversely affect the demand for our products, investor sentiment, our financial performance and our competitiveness. See Climate change on page 50.

Competition - inability to remain efficient, maintain a high quality portfolio of assets, innovate and retain an appropriately skilled workforce could negatively impact delivery of our strategy in a highly competitive market.

Our strategic progress and performance could be impeded if we are unable to control our development and operating costs and margins, or to sustain, develop and operate a high-quality portfolio of assets efficiently. We could be adversely affected if competitors offer superior terms for access rights or licences, or if our innovation in areas such as exploration, production, refining, manufacturing, renewable energy or new technologies lags the industry. Our performance could also be negatively impacted if we fail to protect our intellectual property.

Our industry faces increasing challenge to recruit and retain skilled and experienced people in the fields of science, technology, engineering and mathematics. Successful recruitment, development and retention of specialist staff is essential to our plans.

Crisis management and business continuity - failure to address an incident effectively could potentially disrupt our business.

Our business activities could be disrupted if we do not respond, or are perceived not to respond, in an appropriate manner to any major crisis or if we are not able to restore or replace critical operational capacity.

Insurance - our insurance strategy could expose the group to material uninsured losses.

BP generally purchases insurance only in situations where this is legally and contractually required. Some risks are insured with third parties and reinsured by group insurance companies. Uninsured losses could have a material adverse effect on our financial position, particularly if they arise at a time when we are facing material costs as a result of a significant operational event which could put pressure on our liquidity and cash flows.

Safety and operational risks
Process safety, personal safety, and environmental risks - exposure to a wide range of health, safety, security and environmental risks could result in regulatory action, legal liability, business interruption, increased costs, damage to our reputation and potentially denial of our licence to operate.

Technical integrity failure, natural disasters, extreme weather or a change in its frequency or severity, human error and other adverse events or conditions could lead to loss of containment of hydrocarbons or other hazardous materials or constrained availability of resources used in our operating activities, as well as fires, explosions or other personal and process safety incidents, including when drilling wells, operating facilities and those associated with transportation by road, sea or pipeline.

There can be no certainty that our operating management system ★ or other policies and procedures will adequately identify all process safety, personal safety and environmental risks or that all our operating activities will be conducted in conformance with these systems. See Safety and security on page 47.

Such events or conditions, including a marine incident, or inability to provide safe environments for our workforce and the public while at our facilities, premises or during transportation, could lead to injuries, loss of life or environmental damage. As a result we could face regulatory action and legal liability, including penalties and remediation obligations, increased costs and potentially denial of our licence to operate. Our activities are sometimes conducted in hazardous, remote or environmentally sensitive locations, where the consequences of such events or conditions could be greater than in other locations.

Drilling and production - challenging operational environments and other uncertainties could impact drilling and production activities.

Our activities require high levels of investment and are sometimes conducted in challenging environments such as those prone to natural disasters and extreme weather, which heightens the risks of technical integrity failure. The physical characteristics of an oil or natural gas field, and cost of drilling, completing or operating wells is often uncertain. We may be required to curtail, delay or cancel drilling operations because of a variety of factors, including unexpected drilling conditions, pressure or irregularities in geological formations, equipment failures or accidents, adverse weather conditions and compliance with governmental requirements.

Security - hostile acts against our staff and activities could cause harm to people and disrupt our operations.

Acts of terrorism, piracy, sabotage and similar activities directed against our operations and facilities, pipelines, transportation or digital infrastructure could cause harm to people and severely disrupt operations. Our activities could also be severely affected by conflict, civil strife or political unrest.

Product quality - supplying customers with off-specification products could damage our reputation, lead to regulatory action and legal liability, and impact our financial performance.

Failure to meet product quality standards could cause harm to people and the environment, damage our reputation, result in regulatory action and legal liability, and impact financial performance.

Compliance and control risks
US government settlements - failure to comply with the terms of our settlements with the US Environmental Protection Agency related to the Gulf of Mexico oil spill may expose us to further penalties or liabilities or could result in suspension or debarment of certain BP entities.

Failure to satisfy the requirements or comply with the terms of the administrative agreement with the US Environmental Protection Agency (EPA), under which BP agreed to a set of safety and operations, ethics and compliance and corporate governance requirements, could result in suspension or debarment of certain BP entities.

Regulation - changes in the regulatory and legislative environment could increase the cost of compliance, affect our provisions and limit our access to new growth opportunities.

Governments that award exploration and production interests may impose specific drilling obligations, environmental, health and safety controls, controls over the development and decommissioning of a field and possibly, nationalization, expropriation, cancellation or non-renewal of contract rights. Royalties and taxes tend to be high compared with those imposed on similar commercial activities, and in certain jurisdictions there is a degree of uncertainty relating to tax law interpretation and changes. Governments may change their fiscal and regulatory frameworks in response to public pressure on finances, resulting in increased amounts payable to them or their agencies.

Such factors could increase the cost of compliance, reduce our profitability in certain jurisdictions, limit our opportunities for new access, require us to divest or write down certain assets or curtail or cease certain operations, or affect the adequacy of our provisions for pensions, tax, decommissioning, environmental and legal liabilities. Potential changes to pension or financial market regulation could also impact funding requirements of the group. Following the Gulf of Mexico oil spill, we may be subjected to a higher level of fines or penalties imposed in relation to any alleged breaches of laws or regulations, which could result in increased costs.

Ethical misconduct and non-compliance - ethical misconduct or breaches of applicable laws by our businesses or our employees could be damaging to our reputation, and could result in litigation, regulatory action and penalties.

Incidents of ethical misconduct or non-compliance with applicable laws and regulations, including anti-bribery and corruption and anti-fraud laws, trade restrictions or other sanctions, or non-compliance with the recommendations of the ethics monitor appointed under the terms of the EPA settlements, could damage our reputation, result in litigation, regulatory action and penalties.

Treasury and trading activities - ineffective oversight of treasury and trading activities could lead to business disruption, financial loss, regulatory intervention or damage to our reputation.

We are subject to operational risk around our treasury and trading activities in financial and commodity markets, some of which are regulated. Failure to process, manage and monitor a large number of complex transactions across many markets and currencies while complying with all regulatory requirements could hinder profitable trading opportunities. There is a risk that a single trader or a group of traders could act outside of our delegations and controls, leading to regulatory intervention and resulting in financial loss, fines and potentially damaging our reputation. See Financial statements - Note 27.

Reporting - failure to accurately report our data could lead to regulatory action, legal liability and reputational damage.

External reporting of financial and non-financial data, including reserves estimates, relies on the integrity of systems and people. Failure to report data accurately and in compliance with applicable standards could result in regulatory action, legal liability and damage to our reputation.

APPENDIX D - RELATED PARTY TRANSACTIONS

Disclosures in relation to the related party transactions are set out on pages 158-160 and page 274 of the BP Annual Report and Form 20-F 2017. The following is extracted in full and unedited text from the BP Annual Report and Form 20-F 2017:

Extract from Note 14 Investments in joint ventures, BP Annual Report and Form 20-F 2017, page 158:

Transactions between the group and its joint ventures are summarized below.

						$ million
Sales to joint ventures		2017		2016		2015
Product	Sales	Amount receivable at 31 December	Sales	Amount receivable at 31 December	Sales	Amount receivable at31 December
LNG, crude oil and oil products, natural gas	2,929	352	2,760	291	2,841	245

						$ million
Purchases from joint ventures		2017		2016		2015
Product	Purchases	Amount payable at 31 December	Purchases	Amount payable at 31 December	Purchases	Amountpayable at 31 December
LNG, crude oil and oil products, natural gas, refinery operating costs, plant processing fees	1,257	176	943	120	861	104

The terms of the outstanding balances receivable from joint ventures are typically 30 to 45 days. The balances are unsecured and will be settled in cash. There are no significant provisions for doubtful debts relating to these balances and no significant expense recognized in the income statement in respect of bad or doubtful debts. Dividends receivable are not included in the table above.

Extract from Note 15 Investments in associates, BP Annual Report and Form 20-F 2017, page 160:

Transactions between the group and its associates are summarized below.

						$ million
Sales to associates		2017		2016		2015
Product	Sales	Amount receivable at31 December	Sales	Amount receivable at31 December	Sales	Amount receivable at31 December
LNG, crude oil and oil products, natural gas	2,261	216	4,210	765	5,302	1,058

						$ million
Purchases from associates		2017		2016		2015
Product	Purchases	Amount payable at31 December	Purchases	Amount payable at31 December	Purchases	Amount payable at31 December
Crude oil and oil products, natural gas, transportation tariff	11,613	1,681	8,873	2,000	11,619	2,026

In addition to the transactions shown in the table above, in 2016 the group completed the dissolution of its German refining joint operation with Rosneft. In 2015, the group acquired a 20% participatory interest in Taas-Yuryakh Neftegazodobycha, a Rosneft subsidiary.

The terms of the outstanding balances receivable from associates are typically 30 to 45 days. The balances are unsecured and will be settled in cash. There are no significant provisions for doubtful debts relating to these balances and no significant expense recognized in the income statement in respect of bad or doubtful debts. Dividends receivable are not included in the table above.

The majority of the sales to and purchases from associates relate to crude oil and oil products transactions with Rosneft.

BP has commitments amounting to $13,932 million (2016 $15,344 million), primarily in relation to contracts with its associates for the purchase of transportation capacity.

Extract from BP Annual Report and Form 20-F 2017, page 274:

Related-party transactions

Transactions between the group and its significant joint ventures and associates are summarized in Financial statements - Note 14 and Note 15. In the ordinary course of its business, the group enters into transactions with various organizations with which some of its directors or executive officers are associated. Except as described in this report, the group did not have any material transactions or transactions of an unusual nature with, and did not make loans to, related parties in the period commencing 1 January 2017 to 14 March 2018.

APPENDIX E - IMPORTANT EVENTS DURING THE YEAR

For a full glossary of terms, see BP Annual Report and Form 20-F 2017, pages 289-293.

1.     Extracted in full and unedited text from the Chairman's letter, BP Annual Report and Form 20-F 2017, pages 6-7:

Dear fellow shareholder,

In 2017, the global economy continued to be strong and to grow while concerns around the geopolitical environment increased. For BP, as a global business, this was the backdrop to our operations.

Against this background we have had a strong year. A year in which there was delivery and growth across all our businesses as Bob describes later in his letter. This was achieved with continued strong focus on safety. It's an impressive performance from a great team. They are now fully into their stride and are performing very well.

All of this gave us confidence to continue the dividend at 10 cents per ordinary share through 2017 and shareholders can still take dividends in shares rather than cash. In the fourth quarter we restarted share buybacks to offset the dilutive effects of the scrip shares.

It remains the board's policy to grow sustainable free cash flow and distributions to shareholders.

So, a strong year and an important first year in the delivery of the commitment we made in 2016 to shareholders. So, I'd like to take stock and reflect on where BP is now and the progress that we've made over the past eight years.

BP's path

We were faced with a crisis in 2010 that could have threatened the very being of the company. A crisis that should never have happened. It required resolute action on many fronts to see us through and it is a great tribute to everyone in BP that the foundations were laid for our recovery.

This involved doing things differently and thinking differently. We had to act simultaneously on many fronts. We had to address the issues in the US while restructuring our investments in Russia - and all the while ensuring that we had a clear strategy for delivering value for our shareholders. All of this in a world that is looking towards a transition to lower carbon.

In addressing these challenges, BP showed a deep resilience. With the leadership of Bob and his team the whole organization was engaged with the board playing a full role.

It is from this resilience that we have been able to set a clear strategy with goals out to 2021. A strategy which will grow BP and be responsive to the many changes that are happening in the world around us.

Our challenge for the future

Our goals aim to balance society's need for more energy with our clear ambition of playing our part in the transition to a lower carbon world. We are investing for the future in both hydrocarbons and in technologies which will be important in that transition. The world is changing quickly, quicker than we have seen before. There is no one solution and no one right way ahead. Our approach is clearly aimed at being flexible and responsive.

Whatever scenario we look at, whether from BP or the IEA, there will need to be investment to ensure that sufficient hydrocarbons are available during the transition for the years to come. The world will continue to need supplies of hydrocarbons. We need the understanding and trust of society to make these investments to meet this global demand. Renewables cannot be developed quickly enough to meet the increasing need for energy.

This is not a choice between two investment approaches, both are needed for the world to be able to grow. Our strategic priorities address this. We are committed and we demonstrate that commitment in reports that we will soon publish.

Remuneration

Executive remuneration remains a clear issue of focus for shareholders and society. I would like to thank our shareholders for the support which you gave to our new remuneration report at the 2017 AGM. This was an important step forward in regaining your confidence. As is clear from Dame Ann Dowling's letter later in this report, we are implementing this policy in a considered way. As is the case with the way remuneration works, there are awards maturing which are governed by our previous policy. We have carefully considered the impact of these. Working with the executives, the committee has exercised appropriate discretion to reflect your experience as shareholders over the past three years.

Ann will be standing down from this committee at the AGM after three years in the chair. I would like to thank her for all the work that she has done in leading the committee through some very difficult times. Paula Reynolds will take the chair of this committee.

The board

The board has continued to work with Bob and his team on many issues relating to our strategy, our oversight of the risks that BP faces and our understanding of the evolving challenges of the lower carbon transition.

Our oversight of these risks is principally carried out through the work of our committees. However there are certain risks, such as cyber security, where it is important that it is considered by the board.

As a board we know that we can only bring long-term value to our shareholders if we understand the needs of and serve the communities in which we work. We need to listen to and be responsive to the voices of those communities and of our own employees.

Membership of the board continues to evolve. Paul Anderson will be retiring at the AGM in May. Paul joined the board two months before the Deepwater Horizon accident. He has very deep experience of the energy industry and has been a major source of advice and counsel to me and to the board over these years. Paul has made a great contribution to the board and its committees over some difficult times. I thank him on my own behalf and on behalf of the board.

Melody Meyer was elected to the board at the 2017 AGM. Melody has an extensive career in global oil and gas at Chevron. The board is proposing that Dame Alison Carnwath be elected as a director at the 2018 AGM. Alison has extensive financial experience both as anexecutive and non-executive. She has worked with global organizations and will bring a broad range of skills to the BP board and to the audit committee which she will join upon appointment. Both these appointments emphasize the board's commitment to diversity. This will continue to enhance independent thinking and healthy challenge.

Our purpose

BP has a clear purpose. Our role is to produce energy which can power economic growth and lift people out of poverty. We need to do this in a way that responds to the ambition of a world for a low carbon future. We have made considerable progress in 2017. It has been a great year, but we must not be complacent. We are in a competitive environment in a quickly changing world and our business needs to be ready to meet those demands.

Bob and his team have once again done an excellent job in steering BP through this year and setting a course for the future. Thank you to Bob and the team, to my colleagues on the board and to all our employees for all their work during the year. My thanks also go to you our shareholders for your support of BP.

I will be standing down during 2018 at some time after the May AGM and as I look back I feel good about the company. It's in a great position to grow. I am sure that I will have the opportunity to thank you for the support you have given me in due course.

Carl-Henric Svanberg

Chairman

29 March 2018

2.     Extracted in full and unedited text from the Group chief executive's letter, BP Annual Report and Form 20-F 2017, pages 8-9:

Dear fellow shareholder,

In this report last year, BP set out a five-year strategy and promised a story of growth. One year into that five-year plan I am pleased to report that your company has just delivered a significant year of both disciplined execution and exciting growth.

In many ways it was an extraordinary year for BP. Here are some of the headlines:

● Underlying profit $6.2 billion.

● Upstream production up 12%.

● Record earnings in Downstream.

● Our most successful year for exploration since 2004.

● Group reserves replacement ratio the highest in 10 years.

Of course, we were helped by an improving oil price. But that only tells part of the story. 2017 was a year where we again maintained our improved trend in safety performance for most of our main personal and process safety metrics, although we have seen a slight increase in our tier 1 events. Better safety and improved operational reliability, combined with strong discipline in our cash and capital costs, fed through into our financial performance.

In a complex and uncertain world this may seem like a simple equation - safe and reliable operations plus cost discipline is good for the bottom line. But it works and the numbers prove this.

We plan for the long term and we also measure our progress year on year and quarter by quarter.

We were disappointed that we had to increase the provision relating to claims associated with the Gulf of Mexico spill, although we made real progress during the year in our efforts to close out the remaining claims. The claims facility is now winding down although a number of claims remain to be resolved.

Our five-year plan

As I said, last year we set out our strategic priorities. Simply put, these are designed to meet the dual challenge: to produce more of the affordable energy that the world needs while producing and delivering it in new ways, with fewer emissions, that society wants.

The key to this dual challenge is to recognize that this is not just a race to renewables, it's a race to lower greenhouse gas emissions. So, while we are fully committed to the energy transition that is underway, we also see a lot of uncertainty around the pace and path of how this will unfold.

Our aim is to build a strong and flexible strategy with a high-quality portfolio and the ability to adapt quickly as the pace and path become clearer.

That means in the Upstream we are focused on growing oil and gas in a way that offers us advantages in terms of margin and value, with the reduced emissions in mind.

In the Downstream we continue to develop advantaged manufacturing and marketing businesses that can create value from existing, new and emerging markets.

We are preparing for a low carbon future by investing in new companies and technologies across BP while also leveraging knowledge from the development of our existing Alternative Energy businesses.

And we are modernizing how BP works, using technology and data to work more efficiently and digitizing our processes.

Disciplined execution in 2017

We said that 2017 would be a very important year for BP.  We set out ambitious plans for the year and we delivered on them.

We promised to start up seven major projects in the Upstream. We brought these online and under budget for the portfolio as a whole. These projects, along with the six we brought online in 2016, have contributed to a 12% increase in our production. That helps to put us on track to deliver 900,000 barrels of new production per day by 2021. We also strengthened our portfolio with our most successful year of exploration since 2004, sanctioned three exciting new projects in Trinidad, India and the Gulf of Mexico and added 143% reserves replacement for the group.

In the Downstream we promised to grow earnings. In fact, we had our best ever year, with a replacement cost profit of $7.2 billion, driven by strong earnings growth in our marketing and manufacturing businesses. This came from volume growth in our premium fuels and lubricants, the growth of our successful convenience retail partnerships around the world and strong performance in manufacturing.

Exciting growth opportunities

This is a time of transformational change for our industry. An era of abundant resources and a changing fuel mix mean that we must be competitive today and adapt fast to change for tomorrow. So, we must modernize how we work, embrace new advanced technologies and maintain our downward pressure on costs. We are already in action across BP.

In the Upstream we are growing gas and advantaged oil on many fronts: signing a 25-year extension to our ACG production-sharing agreement ★ in Azerbaijan; strengthening our relationship with Petrobras and accessing the prolific Santos basin in Brazil; extending our innovative alliance with Kosmos in West Africa; growing in Norway though our Aker BP joint venture; and adding production from onshore Abu Dhabi following the deepening of our long-term strategic relationship with the Abu Dhabi National Oil Company (ADNOC) at the end of 2016.

In the Downstream we are building competitively advantaged businesses; extending our differentiated retail fuels offer in material new markets such as Mexico, India, Indonesia and China; entering into a new joint venture with DongMing Petrochemical as part of a focused growth strategy in China; renewing and creating new partnerships in lubricants with Renault Nissan, Ford, VW and Volvo.

At the same time, we must look to produce and deliver energy in new ways, with fewer emissions, to help meet the world's climate goals. At BP we have been working on this challenge for over two decades and that has informed our approach today: working to reduce emissions in our operations; improving the products our customers use to help them reduce their emissions; creating new low carbon businesses and offers that complement our existing portfolio.

In the low carbon space, we entered into a new partnership with Lightsource a global leader in the development, acquisition and long-term management of large-scale solar projects. In new ventures, we have a pipeline of more than 40 active investments with more than 200 partners looking to exploit opportunities in advanced mobility, bio products, carbon management and low carbon power and storage.

These are a few examples that I believe show we are in great shape to act where we see opportunity to make a real difference to this transition and, at the same time, create value for our shareholders.

Strength in relationships

The world is changing fast and there is a lot of uncertainty of what the future will actually look like. To stay competitive a company needs to be in tune with society. While we are making progress with issues such as gender and ethnicity representation, we recognize we still have more to do. Beyond having the right strategy, to succeed and thrive in uncertainty requires strong and trusting relationships. I am grateful to our partners, host governments and other stakeholders who have stood by us in hard times and continue to work with us to help shape our future and the future energy landscape.

I am also grateful to you, our shareholders who have shown great patience while we stabilized BP and built up our resilience. I hope you see our recent performance as signs that this patience is being rewarded.

And last, but not least, I want to thank the global BP team. I don't believe there is another company of our size and scale that can adapt and manage change better than we can. This spirit of invention and purpose has been alive across BP for over a century and will carry us forward into what, I believe, is a very bright future.

Bob Dudley

Group chief executive

29 March 2018

3.     Extracted in full and unedited text from "Group performance", BP Annual Report and Form 20-F 2017, pages 21-24:

Financial and operating performance

	$ million except per share amounts
	2017	2016	2015
Profit (loss) before interest and taxation	9,474	(430)	(7,918)
Finance costs and net finance expense relating to pensions and other post-retirement benefits	(2,294)	(1,865)	(1,653)
Taxation	(3,712)	2,467	3,171
Non-controlling interests	(79)	(57)	(82)
Profit (loss) for the yearb	3,389	115	(6,482)
Inventory holding (gains) losses ★ , before tax	(853)	(1,597)	1,889
Taxation charge (credit) on inventory holding gains and losses	225	483	(569)
Replacement cost profit (loss) ★	2,761	(999)	(5,162)
Net (favourable) adverse impact of non-operating items ★ and fair value accounting effects ★ , before tax	3,730	6,746	15,067
Taxation charge (credit) on non-operating items and fair value accounting effects	(325)	(3,162)	(4,000)
Underlying replacement cost profit	6,166	2,585	5,905
Dividends paid per share - cents	40.00	40.00	40.00
- pence	30.979	29.418	26.383

a This does not form part of BP's Annual Report on Form 20-F as filed with the SEC.
b  Profit attributable to BP shareholders.

Results
Profit for the year ended 31 December 2017 was $3.4 billion, compared with $115 million in 2016. Excluding inventory holding gains, replacement cost (RC) profit was $2.8 billion, compared with a loss of $1.0 billion in 2016. After adjusting for non-operating items of $3.3 billion and net adverse fair value accounting effects of $96 million (both on a post-tax basis), underlying RC profit for the year ended 31 December 2017 was $6.2 billion, an increase of $3.6 billion compared with 2016. The increase was predominantly due to higher results in both Upstream and Downstream segments. The Upstream result reflected higher oil and gas prices and increased production. The Downstream result reflected strong refining performance, including an improved margin environment and growth in fuels marketing.

The profit for the year ended 31 December 2016 was $115 million, compared with a loss of $6.5 billion in 2015. Excluding inventory holding gains, RC loss was $1.0 billion, compared with a loss of $5.2 billion in 2015. After adjusting for non-operating items of $2.8 billion and net adverse fair value accounting effects of $0.8 billion (both on a post-tax basis), underlying RC profit for the year ended 31 December 2016 was $2.6 billion, a decrease of $3.3 billion compared with 2015. The reduction was predominantly due to lower results in both the Upstream and Downstream segments reflecting lower oil and gas prices and the weaker refining environment.

Non-operating items
The net charge for non-operating items was $3.6 billion pre-tax and $3.3 billion post tax in 2017. The post-tax non-operating charge includes a charge of $1.7 billion recognized in the fourth quarter relating to business economic loss and other claims associated with the Gulf of Mexico oil spill and a $0.9 billion deferred tax charge following the change in the US tax rate enacted in December 2017. In addition, the net charge also reflects an impairment charge in relation to upstream assets.

The net charge for non-operating items of $5.7 billion pre-tax and $2.8 billion post tax in 2016 mainly related to additional charges for the Gulf of Mexico oil spill which were partially offset by net impairment reversals. Non-operating items in 2016 also included a restructuring charge of $0.8 billion (2015 $1.1 billion).

More information on non-operating items and fair value accounting effects can be found on pages 250 and 294. See Financial statements - Note 2 for further information on the impact of the Gulf of Mexico oil spill on BP's financial results.

Taxation
The charge for corporate income taxes in 2017 includes a one-off deferred tax charge of $0.9 billion in respect of the revaluation of deferred tax assets and liabilities following the reduction in the US federal corporate income tax rate from 35% to 21% enacted in December 2017. The effective tax rate (ETR) on the profit or loss for the year was 52% in 2017, 107% in 2016 and 33% in 2015. The ETR for all three years was impacted by various one-off items.

Adjusting for inventory holding impacts, non-operating items which include the impact of the US tax rate change, fair value accounting effects and the deferred tax adjustments as a result of the reductions in the UK North Sea supplementary charge in 2016 and 2015, the adjusted ETR ★ on RC profit was 38% in 2017 (2016 23%, 2015 31%). The adjusted ETR for 2017 is higher than 2016 predominantly due to changes in the geographical mix of profits, notably the impact of the renewal of our interest in the Abu Dhabi onshore oil concession. The adjusted ETR for 2016 was lower than 2015 predominantly due to changes in the geographical mix of profits as a result of the lower oil price and the absence of foreign exchange impacts from the strengthening of the US dollar in 2015.

In the current environment, the adjusted ETR in 2018 is expected to be above 40%.

Cash flow and net debt information

			$ million
	2017	2016	2015
Operating cash flow excluding Gulf of Mexico oil spill paymentsa	24,098	17,583	20,263
Operating cash flow	18,931	10,691	19,133
Net cash used in investing activities	(14,077)	(14,753)	(17,300)
Net cash provided by (used in) financing activities	(3,296)	1,977	(4,535)
Cash and cash equivalents at end of year	25,586	23,484	26,389
Capital expenditure ★ b
Organic capital expenditure ★	(16,501)	(16,675)	N/A
Inorganic capital expenditure ★	(1,339)	(777)	N/A
	(17,840)	(17,452)	(20,202)
Gross debt	63,230	58,300	53,168
Net debt ★	37,819	35,513	27,158
Gross debt ratio ★ (%)	38.6%	37.6%	35.1%
Nebt debt ratio★ (%)	27.4%	26.8%	21.6%

a This does not form part of BP's Annual Report on Form 20-F as filed with the SEC.
b From 2017 onwards we are reporting organic, inorganic and total capital expenditure on a cash basis which were previously reported on an accruals basis. This aligns with BP's financial framework and is now consistent with other financial metrics used when comparing sources and uses of cash. An analysis of capital expenditure on a cash basis for 2015 is not available.

Operating cash flow
Net cash provided by operating activities for the year ended 31 December 2017 was $18.9 billion, $8.2 billion higher than the $10.7 billion reported in 2016. Operating cash flow in 2017 reflects $5.3 billion of pre-tax cash outflows related to the Gulf of Mexico oil spill (2016 $7.1 billion). Compared with 2016, operating cash flows in 2017 were impacted by improved business results, including a more favourable price environment and higher production, working capital effects, and a $2.5 billion increase in income taxes paid.

Movements in inventories and other current and non-current assets and liabilities adversely impacted cash flow in the year by $3.4 billion. There was an adverse impact on working capital from the Gulf of Mexico oil spill of $5.2 billion. Other working capital effects, arising from a variety of different factors had a favourable effect of $1.8 billion. Receivables and inventories increased during the year principally due to higher oil prices. The effect of this on operating cash flow was more than offset by a corresponding increase in payables. BP actively manages its working capital balances to optimize cash flow.

There was a decrease in net cash provided by operating activities of $8.4 billion in 2016 compared with 2015, of which $6.0 billion related to higher pre-tax cash outflows associated with the Gulf of Mexico oil spill. Cash flows were impacted by the continuing low oil price environment, with a lower average oil price in 2016 compared with 2015, working capital effects, and a reduction of $0.7 billion in income taxes paid.

Movements in inventories and other current and non-current assets and liabilities adversely impacted cash flow in 2016 by $3.2 billion. There was an adverse impact from the Gulf of Mexico oil spill of $4.8 billion. Other working capital effects, arising from a variety of different factors, had a favourable impact of $1.6 billion. Inventories increased during 2016 because volumes were increased in our trading business to benefit from market opportunities, and due to higher prices towards the end of the year. The increase in inventory was largely offset by a corresponding increase in payables, limiting the increase in working capital.

Net cash used in investing activities
Net cash used in investing activities for the year ended 31 December 2017 decreased by $0.7 billion compared with 2016.

The decrease mainly reflected an increase of $0.8 billion in disposal proceeds.

The decrease of $2.5 billion in 2016 compared with 2015 reflected a reduction in cash outflow in respect of capital expenditure, including investment in joint ventures ★ and associates ★ , of $2.8 billion. The reduction in cash capital expenditure in 2016 reflected the group's response to the lower oil price environment.

There were no significant cash flows in respect of acquisitions in 2017, 2016 and 2015.

The group has had significant levels of capital investment for many years. Total capital expenditure for 2017 was $17.8 billion (2016 $17.5 billion), of which organic capital expenditure was $16.5 billion (2016 $16.7 billion). Sources of funding are fungible, but the majority of the group's funding requirements for new investment comes from cash generated by existing operations. We expect organic capital expenditure to be in the range of $15-16 billion in 2018.

Disposal proceeds for 2017 were $3.4 billion (2016 $2.6 billion, 2015 $2.8 billion), including amounts received for the disposal of our interest in the SECCO joint venture. In addition, we received $0.8 billion in relation to the initial public offering of BP Midstream Partners LP's common units, shown within financing activities in the cash flow statement, and total proceeds for the year were $4.3 billion. In 2016 disposal proceeds included amounts received for the sale of certain midstream assets in the Downstream fuels business and our Decatur petrochemicals complex. In addition, we received $0.6 billion in relation to the sale of 20% from our shareholding in Castrol India Limited, shown within financing activities in the cash flow statement, giving total proceeds of $3.2 billion for the year. We expect disposal proceeds to be in the range of $2-3 billion in 2018.

Net cash used in financing activities
Net cash used in financing activities for the year ended 31 December 2017 was $3.3 billion, compared with $2.0 billion provided by financing activities in 2016. This was mainly the result of a reduction of $3.5 billion in net proceeds from financing. The total dividend paid in cash in 2017 was $1.5 billion higher than in 2016, see below for further information.

In 2016 the net cash provided by financing activities reflected higher net proceeds from financing of $3.6 billion ($4.0 billion higher net proceeds from long-term debt offset by a decrease of $0.4 billion in short-term debt). In addition, there was a cash inflow of $0.9 billion relating to increases in non-controlling interests, including the sale of 20% from our shareholding in Castrol India Limited described above. The total dividend paid in cash in 2016 was $2.1 billion lower than in 2015 - see below for further information.

Total dividends distributed to shareholders in 2017 were 40.00 cents per share, the same as 2016. This amounted to a total distribution to shareholders of $7.9 billion (2016 $7.5 billion, 2015 $7.3 billion), of which shareholders elected to receive $1.7 billion (2016 $2.9 billion, 2015 $0.6 billion) in shares under the scrip dividend programme. The total amount distributed in cash amounted to $6.2 billion during the year (2016 $4.6 billion, 2015 $6.7 billion).

Debt
Gross debt at the end of 2017 increased by $4.9 billion from the end of 2016. The gross debt ratio ★ at the end of 2017 increased by 1%. Net debt at the end of 2017 increased by $2.3 billion from the 2016 year-end position. The net debt ratio ★ at the end of 2017 increased by 0.6%.

We continue to target a net debt ratio in the range of 20-30%. Net debt and the net debt ratio are non-GAAP measures. See Financial statements - Note 25 for gross debt, which is the nearest equivalent measure on an IFRS basis, and for further information on net debt.

Cash and cash equivalents at the end of 2017 were $2.1 billion higher than 2016.

For information on financing the group's activities, see Financial statements - Note 27 and Liquidity and capital resources on page 251.

4.     Extracted in full and unedited text from "Upstream", BP Annual Report and Form 20-F 2017, pages 28-29:

Upstream

Financial performance

	$ million
	2017	2016	2015
Sales and other operating revenuesa	45,440	33,188	43,325
RC profit (loss) before interest and tax	5,221	574	(937)
Net (favourable) adverse impact of non-operating items ★ and fair value accounting effects ★	644	(1,116)	2,130
Underlying RC profit (loss) before interest and tax	5,865	(542)	1,193
Organic capital expenditure ★ b	13,763	14,344	N/A

a  Includes sales to other segments.
b A reconciliation to GAAP information at the group level is provided on page 249. Organic capital expenditure on a cash basis in 2015 is not available.

Financial results
Sales and other operating revenues for 2017 increased compared with 2016, primarily reflecting higher liquids realizations, higher production and higher gas marketing and trading revenues. The decrease in 2016 compared with 2015 primarily reflected lower liquids and gas realizations and lower gas marketing and trading revenues.

Replacement cost profit before interest and tax for the segment included a net non-operating charge of $671 million. This primarily relates to impairment charges associated with a number of assets, following changes in reserves estimates, and the decision to dispose of certain assets. See Financial statements - Note 4 for further information. Fair value accounting effects had a favourable impact of $27 million relative to management's view of performance.

The 2016 result included a net non-operating gain of $1,753 million, primarily related to the reversal of impairment charges associated with a number of assets, following a reduction in the discount rate applied and changes to future price assumptions. Fair value accounting effects had an adverse impact of $637 million. The 2015 result included a net non-operating charge of $2,235 million, primarily related to a net impairment charge associated with a number of assets, following a further fall in oil and gas prices and changes to other assumptions. Fair value accounting effects had a favourable impact of $105 million relative to management's view of performance.

After adjusting for non-operating items and fair value accounting effects, the underlying replacement cost result before interest and tax was a profit, compared with a loss in 2016. This improved result primarily reflected higher liquids realizations, and higher production including the impact of the Abu Dhabi onshore concession renewal and major projects start-ups, partly offset by higher depreciation, depletion and amortization, and higher exploration write-offs.

Compared with 2015 the 2016 result reflected significantly lower liquids and gas realizations, as well as adverse foreign exchange impacts and lower gas marketing and trading results. This was partly offset by lower costs including benefits from simplification and efficiency activities, lower exploration write-offs, lower depreciation, depletion and amortization expense and lower rig cancellation charges.

Organic capital expenditure on a cash basis was $13.8 billion.

In total, disposal transactions generated $1.2 billion in proceeds in 2017, with a corresponding reduction in net proved reserves of 10.6mmboe within our subsidiaries. The major disposal transactions during 2017 were the disposal of 25% of our interest in the Magnus field in the UK and a portion of our interests in the Perdido offshore hub in the US. More information on disposals is provided in Upstream analysis by region on page 253 and Financial statements - Note 3.

5.     Extracted in full and unedited text from "Downstream", BP Annual Report and Form 20-F 2017, pages 34-37:

Downstream

Extract from BP Annual Report and Form 20-F 2017, page 34:

Financial performance

	$ million
	2017	2016	2015
Sale of crude oil through spot and term contracts	47,702	31,569	38,386
Marketing, spot and term sales of refined products	159,475	126,419	148,925
Other sales and operating revenues	12,676	9,695	13,258
Sales and other operating revenuesa	219,853	167,683	200,569
RC profit before interest and taxb
Fuels	4,679	3,337	5,858
Lubricants	1,457	1,439	1,241
Petrochemicals	1,085	386	12
	7,221	5,162	7,111
Net (favourable) adverse impact of non-operating items ★ and fair value accounting effects ★
Fuels	193	390	137
Lubricants	22	84	143
Petrochemicals	(469)	(2)	154
	(254)	472	434
Underlying RC profit before interest and taxb
Fuels	4,872	3,727	5,995
Lubricants	1,479	1,523	1,384
Petrochemicals	616	384	166
	6,967	5,634	7,545
Organic capital expenditure ★ c	2,399	2,102	N/A

a  Includes sales to other segments.
b Income from petrochemicals produced at our Gelsenkirchen and Mulheim sites in German is reported in the fules business. Segement-level overhead expenses are included in the fuels business result.
c A reconciliation to GAAP information at the group level is provided on page 249. Organic capital expenditure on a cash basis in 2015 is not available.

Financial results
Sales and other operating revenues in 2017 were higher due to higher crude and product prices as well as higher sales volumes. Sales and other  operating revenues in 2016 were lower than 2015 due to lower crude and product prices.

Replacement cost (RC) profit before interest and tax for the year ended 31 December 2017 included a net non-operating gain of $389 million, primarily reflecting the gain on disposal of our share in the SECCO joint venture ★  in petrochemicals. The 2016 result included a net non-operating charge of $24 million, mainly relating to a gain on disposal in our fuels business which was more than offset by restructuring and other charges, while the 2015 result included a net non-operating charge of $590 million, mainly relating to restructuring charges. In addition, fair value accounting effects had an adverse impact of $135 million, compared with an adverse impact of $448 million in 2016 and a favourable impact of $156 million in 2015.

After adjusting for non-operating items and fair value accounting effects, underlying RC profit before interest and tax in 2017 was $6,967 million.

Our fuels business
Underlying RC profit before interest and tax for our fuels business was higher compared with 2016, reflecting stronger refining performance and growth in fuels marketing, partially offset by a weaker contribution from supply and trading. Compared with 2015, the 2016 result was lower, reflecting a significantly weaker refining environment and the impact from a particularly large turnaround at our Whiting refinery. This was partially offset by lower costs, reflecting the benefits from our simplification and efficiency programmes, an increased fuels marketing performance driven by retail growth and higher refining margin capture in our operations.

Extract from BP Annual Report and Form 20-F 2017, page 37:

Our lubricants business
The lubricants business delivered an underlying RC profit before interest and tax that was similar compared with 2016 - which in turn was higher compared with 2015. The 2017 results reflected growth in premium brands and growth markets, offset by the adverse lag impact of increasing base oil prices. The 2016 results also reflected continued strong performance in growth markets and premium brands as well as lower costs achieved through simplification and efficiency programmes.

Extract from BP Annual Report and Form 20-F 2017, page 37:

Our petrochemicals business
In 2017 the petrochemicals business delivered a higher underlying RC profit before interest and tax compared with 2016 - which in turn was higher than 2015. The 2017 result reflected an improved margin environment, stronger margin optimization, the benefits from our efficiency programmes and a lower level of turnaround activity. This was partially offset by the impact of the divestment of our interest in the SECCO joint venture, which completed in the fourth quarter of 2017 and was classified as held for sale in the group balance sheet at 30 September. In 2017 we reduced our cash breakeven by more than 40% compared with 2014, making our business more resilient to volatility in the environment. Compared with 2015, the higher result in 2016 reflected strong operations and margin capture supported by the continued rollout of our latest advanced technology, as well as benefits from a slightly improved environment particularly in olefins and derivatives.

6.     Extracted in full and unedited text from "Rosneft", BP Annual Report and Form 20-F 2017, page 40:

Rosneft

Rosneft segment performance

BP's investment in Rosneft is managed and reported as a separate segment under IFRS. The segment result includes equity-accounted earnings, representing BP's 19.75% share of the profit or loss of Rosneft, as adjusted for the accounting required under IFRS relating to BP's purchase of its interest in Rosneft and the amortization of the deferred gain relating to the disposal of BP's interest in TNK-BP. See Financial statements - Note 15 for further information.

	$ million
	2017	2016	2015
Profit before interest and taxa b	923	643	1,314
Inventory holding (gains) losses ★	(87)	(53)	(4)
RC profit before interest and tax ★	836	590	1,310
Net change (credit) for non-operating items ★	-	(23)	-
Underlying RC profit before interest and tax ★	836	567	1,310

a BP's share of Rosneft's earnings after finance costs, taxation and non-controlling interests is included in the BP group income statement within profit before interest and taxation.
b Includes $(2) million (2016 $3 million, 2015 $16 million) of foreign exchange (gain)/losses arising on the dividend received.

Financial results

Replacement cost (RC) profit before interest and tax for the segment for 2016 included a non-operating gain of $23 million, whereas the 2017 and 2015 results did not include any non-operating items.

After adjusting for non-operating items, the increase in the underlying RC profit before interest and tax compared with 2016 primarily reflected higher oil prices. The result also benefited from a $163-million gain representing the BP share of a voluntary out-of-court settlement between Sistema, Sistema-Invest and the Rosneft subsidiary, Bashneft. These positive effects were partially offset by adverse foreign exchange effects. Compared with 2015, the 2016 result was primarily affected by lower oil prices and increased government take, partially offset by favourable duty lag effects. See also Financial statements - Notes 15 and 30 for other foreign exchange effects.

7.     Extracted in full and unedited text from "Other business and corporate", BP Annual Report and Form 20-F 2017, page 41:

Other businesses and corporate

Financial performance

	$ million
	2017	2016	2015
Sales and other operating revenuesa	1,469	1,667	2,048
RC profit before interest and tax ★
Gulf of Mexico oil spill	(2,687)	(6,640)	(11,709)
Other	(1,758)	(1,517)	(1,768)
RC profit (loss) before interest and tax	(4,445)	(8,157)	(13,477)
Net adverse impact of non-operating items ★
Gulf of Mexico oil spill	2,687	6,640	11,709
Other	160	279	547
Net charge (credit) for non-operating items	2,847	6,919	12,256
Underlying RC profit (loss) before interest and tax ★	(1,598)	(1,238)	(1,221)
Organic capital expenditure ★ b	339	229	N/A

a Includes sales to other segments.

b A reconciliation to GAAP information at the group level is provided on page 249. Organic capital expenditure on a cash basis in 2015 is not available.

The replacement cost (RC) loss before interest and tax for the year ended 31 December 2017 was $4,445 million (2016 $8,157 million, 2015 $13,477 million). The 2017 result included a net charge for non-operating items of $2,847 million, primarily relating to costs for the Gulf of Mexico oil spill (2016 $6,919 million, 2015 $12,256 million). For further information, see Financial statements - Note 2.

After adjusting for these non-operating items, the underlying RC loss before interest and tax for the year ended 31 December 2017 was $1,598 million, higher than 2016 due to weaker business results, higher corporate costs and adverse foreign exchange effects which had a favourable effect in 2016. The underlying RC loss before interest and tax in 2016 was $1,238 million, similar to the loss of $1,221 million in 2015.

8.     Extracted in full and unedited text from "Gulf of Mexico oil spill", BP Annual Report and Form 20-F 2017, page 41:

Gulf of Mexico Oil Spill

Further significant progress was made in 2017 toward resolving outstanding matters related to the 2010 Gulf of Mexico oil spill. The court supervised settlement programme's determination of business economic claims was substantially completed, although a significant number of individual claims determined have been and continue to be appealed by BP and/or the claimants. Determinations with respect to remaining business economic loss claims are expected to be issued in the first half of 2018.

The process safety monitor's term of appointment came to an end in January 2018. The ethics monitor's term of appointment will come to an end in 2019 and we continue to work with him to review ongoing progress.

A further $2.7 billion pre-tax charge was recorded in 2017 and the cumulative pre-tax income statement charge since the incident in April 2010 amounted to $65.8 billion as at 31 December 2017. For further information, see Financial statements - Note 2.

Exhibit 1.12

BP p.l.c.
Total voting rights and share capital

As at 29 March 2018, the issued share capital of BP p.l.c. comprised 19,952,919,228 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,382,765,252. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 19,958,001,728. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure Guidance and Transparency Rules.

This announcement is made in accordance with the requirements of Disclosure Guidance and Transparency Rule 5.6.

Exhibit 1.13

BP P.L.C. NOTICE OF ANNUAL GENERAL MEETING

BP p.l.c. ('the Company') announces that the Notice of Annual General Meeting for the 2018 Annual General Meeting has been published along with the proxy card and notification of availability. The BP Notice of Annual General Meeting is publicly available via a direct link at www.bp.com/notice.

Copies of the documents have been submitted to the National Storage Mechanism and will shortly be available for inspection at www.morningstar.co.uk/uk/nsm.

Copies of all of these documents may also be obtained from:

The Company Secretary's Office
BP p.l.c.
1 St James's Square
London
SW1Y 4PD
Tel: +44 (0)20 7496 4000

The Annual General Meeting will take place at Manchester Central Convention Complex on Monday 21 May 2018 and will start at 11.30am. The total of the votes cast by shareholders for or against or withheld on each resolution to be put to the meeting will be published on www.bp.com on or shortly before 22 May 2018.

Exhibit 1.14

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mehmet Tufan Erginbilgic
2	Reason for the notification
a)	Position/status	Chief Executive Downstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP Scrip Dividend Programme, in relation to his ordinary shareholding in his vested share account
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.779	1,194
d)	Aggregated information - Volume - Price - Total	1,194 £4.779 £5,706.13
e)	Date of the transaction	29 March 2018
f)	Place of the transaction	Outside a trading venue
1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mehmet Tufan Erginbilgic
2	Reason for the notification
a)	Position/status	Chief Executive Downstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP Scrip Dividend Programme, in relation to his Global ShareMatch holding
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.7925	38
d)	Aggregated information - Volume - Price - Total	38 £4.7925 £182.12
e)	Date of the transaction	29 March 2018
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.15

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ian Davis
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP Scrip Dividend Programme
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$6.627	717
d)	Aggregated information - Volume - Price - Total	717 $6.627 $4,751.56
e)	Date of the transaction	29 March 2018
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Horace Lamar McKay
2	Reason for the notification
a)	Position/status	Deputy Chief Executive Officer / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Shares (each representing 6 ordinary shares of $0.25) US0556221044
b)	Nature of the transaction
Additional dividends received on the vested award under the 2015 BP Restricted Share Plan II which vested on 2 March 2018.  The dividends awarded on the matched element are restricted and subject to a further three year retention period.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$40.54	195.891
		$40.54	195.891
		$40.54	195.891 (restricted shares)
		$40.54	195.891 (restricted shares)
d)	Aggregated information - Volume - Price - Total	783.564 $40.54 $31,765.68
e)	Date of the transaction	5 April 2018
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 12 April 2018
/s/ D. J. JACKSON
------------------------
D. J. JACKSON
Company Secretary